Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for The New Home Company Inc. and its consolidated subsidiaries for the periods indicated.

	Predecessor	The New Home Company LLC				The New Home Company Inc.
	Period from January 1, 2010 through August 17, 2010	Period from August 18, 2010 (inception) through December 31, 2010	Year Ended December 31,				Three months ended March 31, 2015
			2011	2012	2013	2014
Fixed charges:
Interest expensed and capitalized	$43,367	$220,081	$388,282	$639,103	$1,059,875	$1,856,781	$878,637
Rent expense considered to be interest	1,810	1,924	5,245	7,327	15,000	21,000	5,864

Fixed charges	$45,177	$222,005	$393,527	$646,430	$1,074,875	$1,877,781	$884,501

Earnings:
Pre-tax income (loss) from continuing operations	$(153,129)	$(253,276)	$(2,318,319)	$(1,280,620)	$6,995,891	$5,003,493	$7,430,411
Cash distributions of income from unconsolidated joint ventures	—	—	—	451,504	6,930,433	6,039,606	2,702,202
Less (income) loss from unconsolidated joint ventures	—	—	38,916	(349,445)	(4,735,224)	(8,443,136)	(1,867,899)
Interest amortized to cost of sales	—	43,398	425,704	328,245	549,971	532,286	359,050
Rent expense considered to be interest	1,810	1,924	5,245	7,327	15,000	21,000	5,864

Total of earnings	$(151,319)	$(207,954)	$(1,848,454)	$(842,989)	$9,756,071	$3,153,249	$8,629,628

Ratio of earnings from continuing operations to fixed charges	—	—	—	—	9.08x	1.68x	9.76x

Excess of fixed charges to earnings	$(196,496)	$(429,959)	$(2,241,981)	$(1,489,419)	N/A	N/A	N/A

For the periods indicated above, there were no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.